May 9, 2012

Kathryn McHale, Esq.
Senior Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Heartland Financial USA, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed March 15, 2012
File No. 001-15393

Dear Ms. McHale:

This letter is in response to your comment letter dated April 25, 2012, on the annual report on Form 10-K of Heartland Financial USA, Inc. (the “Company”) for the year ended December 31, 2011. For your convenience, we have repeated each of your comments in boldface below and followed each comment with our response:

General

1.	We note that you are listing an incorrect file number on the cover page of your filings. Please correct this in future filings.

This is to confirm that all future filings will reference File Number 001-15393.

Item 1. Business

A. General Description

Acquisition and Expansion Strategy

2.
We note your disclosure that Galena State Bank & Trust Co. acquired the deposits of The Elizabeth State Bank in a loss sharing transaction facilitated by the FDIC. In future filings, please add a section in risk factors that discloses the risks associated with this investment, such as the obligations that are imposed upon you as a result of your participation, the potential delays that could result and the specific rights that could be disallowed. Finally, please expand your disclosure to discuss any losses that are currently projected to occur during the loss share term and the percentage of those losses that management anticipates will and will not be covered by the FDIC.

Please note that the aggregate balance of assets acquired in The Elizabeth State Bank transaction was $53.6 million (less than 1.5% of Heartland's total assets) and that there remain only $13.3 million of loans and $881,000 of other real estate owned totaling $14.2 million or 0.3% of total assets subject to loss sharing as of December 31, 2011. Nevertheless, in response to your comment, this is to confirm that in future filings we will add the following paragraph risk factor immediately after the risk factor “Government regulation can result in limitations on our operations”:

Our ability to obtain reimbursement from the FDIC under loss share agreements depends on our compliance with the terms of those loss share agreements.

Under loss share agreements we have with the FDIC relating to assets of The Elizabeth State Bank that we purchased, we are obligated to certify to the FDIC on a quarterly basis our compliance with the terms of the loss share agreements as a prerequisite to obtaining reimbursement from the FDIC for realized losses on the covered assets. These agreements have specific, detailed and cumbersome compliance, servicing, notification and reporting requirements. Our failure to comply with the terms of the agreements or to properly service the loans and other real estate owned under the requirements of the agreements may cause a specific asset or group of assets to lose eligibility for loss share payments from the FDIC.
Additionally, management may decide to forgo loss share coverage on certain assets to allow greater flexibility over the management of those assts. As of December 31, 2011, Heartland had $13.3 million of loans and $881,000 of other real estate owned, or a total of $14.2 million (0.3% of total assets), covered by loss share agreements with the FDIC.

In response to the request to expand our disclosure to discuss any losses that are currently projected to occur during the loss share term and the percentage of those losses that management anticipates will and will not be covered by the FDIC, please note that we do include quite an extensive discussion in Note Four, Loans and Leases, to our consolidated financial statements. Included in that discussion, is the statement, “Under the loss share agreements, the FDIC will cover 80% of the covered loan and other real estate owned losses up to $10 million and 95% of losses in excess of that amount.” Also included in Note Four is a table showing the carrying amount of the covered loans, which shows that $3.1 million or 23% of the total covered loans were considered impaired as of December 31, 2011, and if those loans were to become uncollectible, our share of the losses on those loans would be approximately $600 thousand, an immaterial amount relative to our overall loan portfolio. At December 31, 2011, management did not expect any future losses of a material amount on the covered loans. This is to confirm that, if circumstances change and management believes losses on covered loans will be material, we will add disclosure of any such anticipated losses and our expected proportionate share of the losses. Further, we will increase the disclosure in the section entitled “Acquisition and Expansion Strategy” to read as follows:

In July 2009, Galena State Bank & Trust Co. acquired the deposits of The Elizabeth State Bank in Elizabeth, Illinois in a whole bank with loss sharing transaction facilitated by the FDIC. In addition to assuming all of the deposits of the failed bank, Galena State Bank & Trust Co. purchased $53.6 million of assets. Although the FDIC, as receiver, is obligated to indemnify us for a portion of the losses on certain of these assets, namely loans having a balance of $13.3 million and other real estate owned having a balance of $881,000 at December 31, 2011, we also are required to return to the FDIC a portion of the recoveries on these assets. The FDIC indemnity obligation will cover 80% of any losses we incur on such loans, up to $10.0 million, and 95% of any losses in excess of that amount.

F. Supervision and Regulation

Treasury Regulation - the Emergency Economic Stabilization Act of 2008...

3.
We note that you received $81.7 million under the SLBF and issued 81,698 shares of Series C Preferred Stock to Treasury. In future filings, please elaborate on your plans to increase small business lending and how you have allocated these funds among your subsidiaries. In addition, please consider adding a discussion in risk factors that addresses the restrictions and obligations that you are subject to as a recipient of SBLF funds.

Please note that, as disclosed, the SBLF Funds were used to redeem TARP Preferred Stock, and therefore were not allocated among our bank subsidiaries. We also believe that the Form 10-K does in numerous locations indicate plans to expand our lending activities, most of which are to small businesses qualifying under the SBLF program. Nevertheless, in response to your comment, this is to confirm that in future filings we will disclose more directly in the discussion of the SBLF our plans to increase small business lending, as follows:

Participation in the SBLF provides an added incentive for Heartland to reach out within the communities it operates to enhance job creation and economic growth. Heartland is focused on providing affordable credit to small commercial and agricultural clients, and will use the SBLF funds to support expansion of its lending programs at all of its Bank Subsidiaries.

In further response to your comment, this is to confirm that in future filings we will add the following paragraph risk factor immediately after the proposed additional risk factor discussed in our response above to item 2:

Our participation in the SBLF does subject us to certain reporting obligations and imposes restrictions on the payment of dividends on our common stock and the repurchase of shares of our common stock.

Under the SBLF, we have quarterly reporting obligations to the U. S. Treasury that will be used to determine the dividend rate to be paid on the Series C Preferred Stock issued to the U.S. Treasury. If we fail to grow our small business lending by December 31, 2013, the interest rate on the $81.7 million of SBLF funds we received will increase to 9.00%, which includes a special lending incentive fee of 2.00% due to our previous participation in the CPP, and if we do not repay the SBLF funds by March 16, 2016, will increase to 9.00%.

The terms of the securities purchase agreement between us and the U.S. Treasury in connection with the SBLF transaction also prohibit us from paying dividends on our common stock, or repurchasing shares, to the extent that, after payment of such dividends or repurchases, our Tier 1 Capital would generally fall below 90% of our $281.2 million of Tier 1 Capital on September 15, 2011, our SBLF closing date. Additionally, if we fail to pay an SBLF dividend in a given quarter, we may not pay dividends on or repurchase any common stock for the next three quarters, except in very limited circumstances. If any of the Series C Preferred Stock issued to the U.S. Treasury has not been redeemed by September 15, 2021, the tenth anniversary of issuance, we may not pay any further dividends on our common stock until the Series C Preferred Stock is redeemed in full.

Additionally, please note that within the Management Discussion & Analysis, Financial Condition, Lending Activities section of our report, we did provide an update on the status of our qualifying small business lending over the baseline amount and intend to continue providing that information in future filings. A sample of that discussion follows:

The dividend rate payable on the preferred stock issued to the U.S. Treasury under the SBLF is subject to reduction during the second to tenth quarter after issuance (through December 31, 2013) based upon increases in qualified small business lending ("QSBL") over a baseline amount, and may be reduced to as low as 1.00% if QSBL increases by ten percent or more over that period. Heartland's baseline amount was determined to be $923.0 million, which would require growth in QSBL of $92.3 million to have the dividend rate paid to the U.S. Treasury reduced to 1.00%. Any reduction in the dividend rate paid to the U.S. Treasury does not begin until QSBL has grown by more than 2.5% over the baseline. Through ????, Heartland's QSBL had grown by $??? million or ???%.

Item 11. Executive Compensation

4.
We note that you have not incorporated by reference the information required by Item 407(e)(4) of Regulation S-K from your definitive proxy statement on Schedule 14A. Please confirm that you will incorporate this information by reference in future filings.

This is to confirm that we will include in future filings, a correct cross-reference to the disclosure in our definite proxy statement under the caption “Compensation Committee Interlocks and Insider Participation” from Part III, Item 11 of the Form 10-K.

Transactions with Management, Definitive Proxy Statement on Schedule 14A

5.
Please confirm that by “other persons” in the representations included in this section, you mean persons not related to you. Please refer to Instruction 4(c)(ii) to Item 404(a) of Regulation S-K. Confirm that you will provide the correct representation in future filings.

This is to confirm that by “other persons” we were referring to unaffiliated third parties-persons not related to the lender-and will correct this reference in future filings.

* * *

As requested, we confirm your understanding that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert comments of the staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this letter or the responses contained herein, please feel free to contact the undersigned at (563) 589-1994 or by e-mail to jschmidt@htlf.com.

Very truly yours,

/s/ John K. Schmidt
John K. Schmidt
Executive Vice President and Chief Financial Officer